Mail Stop 4631

                                                           August 3, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re:    Arrestage International, Inc.
              Amendment No. 8 to Registration Statement on Form S-1 Filed July 20, 2018
              File No. 333-222148

Dear Mr. Croft:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2018 letter.

General

   1. We note your response to comment 1 of our prior letter. Please remove the reference to underwriting fees on the prospectus cover page as well as the Underwriting section found on page 91 of your registration statement.

Use of Proceeds

   2. We note your disclosure that you expect to receive net proceeds of $3,950,000 from this offering. We also note, throughout your registration statement, your statements that you anticipate to receive net proceeds of $3,600,000. Please revise your disclosure accordingly.
 Gary Croft
Arrestage International, Inc.
August 3, 2018
Page 2

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction